UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Abivax SA

(Name of Issuer)

Ordinary shares, par value €0.01 per share

(Title of Class of Securities)

00370M103 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

April 11, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00370M103	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,056,596 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,056,596 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,056,596 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of 6,056,596 ordinary shares (as defined in Item 2(d) below) in the form of American Depositary Shares (“ADSs”) of the Issuer (as defined in Item 1(a) below) held of record by TCG Crossover I (as defined in Item 2(a) below). Each ADS represents one (1) ordinary share. TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 62,928,818 ordinary shares outstanding as of December 31, 2023, as reported by the Issuer in the Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2024 (the “Form 20-F”).

CUSIP No. 00370M103	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,056,596 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,056,596 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,056,596 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of 6,056,596 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover I. Each ADS represents one (1) ordinary share. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 62,928,818 ordinary shares outstanding as of December 31, 2023, as reported by the Issuer in the Form 20-F.

CUSIP No. 00370M103	13G

1.	NAMES OF REPORTING PERSONS Chen Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,056,596 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,056,596 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,056,596 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 6,056,596 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover I. Each ADS represents one (1) ordinary share. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 62,928,818 ordinary shares outstanding as of December 31, 2023, as reported by the Issuer in the Form 20-F.

CUSIP No. 00370M103	13G

Item 1(a).	Name of Issuer:

Abivax SA (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7-11 boulevard Haussman

75009 Paris, France

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by TCG Crossover Fund I, L.P. (“TCG Crossover I”), TCG Crossover GP I, LLC (“TCG Crossover GP I” and together with TCG Crossover I, the “Reporting Entities”) and Chen Yu (the “Reporting Individual”). The Reporting Entities and the Reporting Individual are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 705 High St., Palo Alto, CA 94301.

Item 2(c).	Citizenship:

TCG Crossover GP I is a limited liability company organized under the laws of the State of Delaware. TCG Crossover I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value €0.01 per share (“ordinary shares”).

Item 2(e).	CUSIP Number:

00370M103 (American Depositary Shares, each representing one ordinary share)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 00370M103	13G

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such ordinary shares, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of TCG Crossover I and the limited liability company agreement of TCG Crossover GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 00370M103	13G

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 promulgated under the Act.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 00370M103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2024

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Craig Skaling
Authorized Signatory

TCG Crossover GP I, LLC

By:	/s/ Craig Skaling
Authorized Signatory

/s/ Craig Skaling, as attorney-in-fact for Chen Yu
Chen Yu